SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For July 22, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of a notice filed by the Company with the Chilean Superintendencia de Valores y Seguros on July 18, 2002.

                                                     Santiago, July 18, 2002



Mr. Alvaro Clarke de la Cerda
Securities and Insurance Commission
Teatinos No. 120
Personal Delivery

                 Re:   Notice of resolutions of the extraordinary
                       shareholders' meeting of TELEX - CHILE S.A.,
                       Share Register No. 0350
                       -----------------------

Dear Sir:

         I hereby inform you that the General Extraordinary Shareholders' Meeting of TELEX - CHILE S.A. was convened yesterday by the Board of Directors of the Company, with the attendance of shareholders representing 98.465% of the total shares of the Company. In the referenced Meeting, the following resolutions were unanimously adopted by those in attendance:

a) To amend the by-laws of the Company in order to reflect the expiration of the classes of shares in which the capital of the Company was divided and their preferences, and to show that such share capital remains in the amount of $181,489,545,428, divided among 4,691,058,511 common registered shares of one and the same class and each of equal, no par value.

b) To reduce by tenfold the total number of shares among which the share capital of the Company is divided without altering the amount of such share capital, which is now divided among 469,105,851 shares of the same characteristics as those referenced above. The Meeting adopted other resolutions necessary to carry out such change, granting the board of directors broad powers for such purposes, as well as to carry out the procedures related to the ADR's of the Company in connection with the indicated reverse split of the shares.

c) To approve a restatement of the by-laws, containing the provisions in effect and the amendments presented at the meeting.

         Please be advised that we will deliver a certified copy of the minutes corresponding to the referenced Meeting within the period set forth in the Rule on General Character No. 30 of this Commission.

                                                     Sincerely,



                                                     Alejandro Rojas Pinaud
                                                     General Manager
                                                     TELEX - CHILE S.A.

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  July 22, 2002